WENTWORTH I, INC.
                       936A BEACHLAND BOULEVARD, SUITE 13
                              VERO BEACH, FL 32963
                             PHONE: (772) 231-7544
                              FAX: (772) 231-5947


August 27, 2004

Mr. John D. Reynolds, Assistant Director Office of Emerging Growth Companies United States Securities and Exchange Commission
Washington, D.C.  20549

RE:   WENTWORTH I, INC.
      REGISTRATION STATEMENT ON FORM 10-SB
      FILE NO. 0-50888
      FILED AUGUST 4, 2004

Dear Mr. Reynolds:

This letter is in response to the SEC comment letter dated August 6, 2004 with respect to above referenced registration statement filed by Wentworth I, Inc. on August 4, 2004.

To facilitate our response to the SEC comment letter, we have repeated each of the SEC comments and provided our response immediately below.

On this date, we have also filed with the SEC via EDGAR our Amendment No. 1 to Form 10-SB.

Part I

      1. Disclose under appropriate caption, any prior blank check experiences involving officers and directors of the company. Describe in column format the name of each company. Include the date of registration and file number with the Commission and the current status of the company's filings. Also, state whether any acquisitions, business combinations, or mergers are pending, have occurred and the current operating status of each. Any additional material disclosure should be included.

            WE HAVE PROVIDED THE REQUESTED INFORMATION ON THE PRIOR BLANK CHECK COMPANY EXPERIENCES OF OUR OFFICERS AND DIRECTORS UNDER A SEPARATE CAPTION UNDER PART I, ITEM 5.

John D. Reynolds, Assistant Director
August 27, 2004
Page 2

Part II

      2.    Present  all  financial   statements  and  notes  to  the  financial
            statements before the signature page.

            WE HAVE PRESENTED THE FINANCIAL  STATEMENTS AND RELATED NOTES BEFORE
            THE  SIGNATURE  PAGE.  WE  HAVE  ALSO  INCLUDED  INTERIM   UNAUDITED
            FINANCIAL STATEMENTS FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2004.

In connection with the filing of the enclosed Amendment No. 1 to Form 10-SB, Wentworth I, Inc. hereby acknowledges that:

      o Wentworth I, Inc. is responsible for the adequacy and accuracy of the disclosure in the filings;

      o Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings; and

      o Wentworth I, Inc. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

If you have any questions or need further information, please do not hesitate to contact the undersigned at the above number.

Sincerely,

Wentworth I, Inc.


By: /s/ Kevin R. Keating
    --------------------
    President

Enclosure (filed via Edgar on August 27, 2004): Amendment No. 1 to Wentworth I, Inc. Form 10-SB